

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING_____12/31/03_____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

_TrueNorth Securities, Inc._____

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 North Water, IMA Plaza, Suite 200
(No. and Street)

Wichita   Kansas   67202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Strohm   (316) 266-6573   181
                                          (Area Code - Telephone Number)

RECEIVED FEB 23 2004

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs and Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

301 North Main, Suite 1700 Wichita   Kansas   67202
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Strohm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrueNorth Securities, Inc. , as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: Participant accounts in The IMA Financial Group, Inc. 401(k) Profit Sharing Plan and Trust.

TARA A. HILTON
Notary Public - State of Kansas
My Appt. Expires 5/10/04

_____
Signature

__C.E.O._____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGH

ALLEN, GIBBS & HOULIK, L.C.

Certified Public Accountants & Consultants

www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
TrueNorth Securities, Inc.

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

AGH An Independently Owned Member
of the RSM McGladrey Network

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2004
Wichita, Kansas

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

WITH

INDEPENDENT AUDITORS' REPORT

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

January 20, 2004



(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 173,723	$ 53,907
Commissions receivable	21,828	--
Investments	--	6,374
Income taxes receivable, Parent	--	3,100
Prepaid expenses	1,279	15
Deferred income tax	2,600	--
	$ 199,430	$ 63,396

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Accounts payable	$ 22,417	$ 3,183
Unearned premiums	9,480	--
Income taxes payable, Parent	37,500	--
	69,397	3,183
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	40,000	40,000
Additional paid-in capital	25,000	25,000
Retained earnings/(deficit)	65,033	(4,787)
Total stockholder's equity	130,033	60,213
	$ 199,430	$ 63,396

The accompanying notes are an integral
part of these financial statements.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Fee income	$ 159,542	$ 20,317
Commission income	13,051	--
Interest income	103	374
	172,696	20,691
Expenses:		
Salaries and commissions	53,497	9,598
General and administrative	11,379	7,792
	64,876	17,390
Income before income taxes	107,820	3,301
Income tax (expense) benefit:		
Current	(40,600)	(1,246)
Deferred	2,600	--
Net income	$ 69,820	$ 2,055

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Number of Shares	Amount			
Balance, December 31, 2001	40,000	$ 40,000	$ --	$ (6,842)	$ 33,158
Contribution of capital	--	--	25,000	--	25,000
Net income	--	--	--	2,055	2,055
Balance, December 31, 2002	40,000	40,000	25,000	(4,787)	60,213
Net income	--	--	--	69,820	69,820
Balance, December 31, 2003	40,000	$ 40,000	$ 25,000	$ 65,033	$ 130,033

The accompanying notes are an integral
part of these financial statements.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 69,820	$ 2,055
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(21,828)	--
Income taxes receivable, Parent	3,100	1,246
Prepaid expenses	(1,264)	242
Deferred income tax	(2,600)	--
Accounts payable	19,234	3,183
Unearned premiums	9,480	--
Income taxes payable, Parent	37,500	--
Net cash provided by operating activities	**113,442**	6,726
Cash flows from investing activities:		
Purchase of investments	--	(374)
Proceeds from sale of investments	6,374	--
Net cash provided by (used in) investing activities	**6,374**	(374)
Cash flows from financing activities:		
Contribution of capital	--	25,000
Net cash provided by financing activities	**--**	25,000
Increase in cash	**119,816**	31,352
Cash, beginning of year	53,907	22,555
Cash, end of year	**$ 173,723**	$ 53,907

The accompanying notes are an integral
part of these financial statements.

5

1.   **BUSINESS OPERATIONS**

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing mutual fund and variable products primarily to retirement plans and other retail and corporate customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Investments – Investments consisted of a certificate of deposit with a maturity date of March 2, 2003.

Commissions receivable are amounts due from investment transactions occurring prior to year–end but not received before year–end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the balance sheets under the caption "Income taxes receivable, Parent," and "Income taxes payable, Parent."

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

(Continued)

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

3.   **INCOME TAXES**

Deferred tax assets consist of organizational costs as of December 31, 2003. No deferred tax assets were recorded as of December 31, 2002.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2003 and 2002, primarily due to state income taxes and non-deductible expenses.

4.   **RELATED PARTY TRANSACTIONS**

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (Affiliates) which include the Company's Parent, TrueNorth, Inc. As of December 31, 2003, the Company had no full-time employees. The Company shares office space with its Affiliates. Administrative, recordkeeping, operational, and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates, or employees of Affiliates.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous. Further, certain of the services and other transactions between the Company and its Affiliates, such as the provision of office space, has historically been conducted without amounts being ascribed to such transactions. If amounts were ascribed to such transactions, the effect would have been immaterial to the Company's financial position, because the result would be an increase to stockholder's equity (contributed capital) as a result of recognition of the contributed services, with the corresponding increase to expenses resulting in a similar reduction to stockholder's equity.

In October 2003, a Notice to Members was issued by the National Association of Securities Dealers requiring broker/dealers to begin making a record of expenses and any corresponding liability related to expense sharing agreements, such as the Company's, no later than December 1, 2003. This Notice was written in response to a letter issued by the Securities and Exchange Commission Division of Market Regulation clarifying its position.

Accordingly, on December 1, 2003, the Company began reflecting such inter-company expenses on their books. For the month of December 2003, the Company recorded $5,275 of expenses related to these provisions. The expense is included with general and administrative expenses on the statement of operations.

(Continued)

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $130,033 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .56 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $57,089 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1
December 31, 2003 and 2002

	2003	2002
Aggregate indebtedness:		
Accounts payable	$ 22,417	$ 3,183
Unearned premiums	9,480	--
Income taxes payable, Parent	37,500	--
Total aggregate indebtedness	$ 69,397	$ 3,183
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	25,000
Retained earnings/(deficit)	65,033	(4,787)
Total credit items	130,033	60,213
Deductions and charges:		
Income taxes receivable, Parent	--	(3,100)
Other deductions	--	(24)
Total deductions and charges	--	(3,124)
Net capital	$ 130,033	$ 57,089
Capital requirements:		
Net capital	$ 130,033	$ 57,089
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 125,033	$ 52,089
Ratio of aggregate indebtedness to net capital	.56 to 1	.06 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2003 and 2002.